UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 13)*

Mac-Gray Corporation

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

554153-10-6

(CUSIP Number)

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 554153-10-6

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Stewart Gray MacDonald, Jr.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 580,108

	6.	Shared Voting Power 1,296,586

	7.	Sole Dispositive Power 580,108

	8.	Shared Dispositive Power 1,863,253

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,443,361

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☒ See Item 4.

11.

Percent of Class Represented by Amount in Row (9)
16.8% based upon 14,503,874 shares of Common Stock reported issued and outstanding in the issuer’s quarterly report on Form 10-Q (File No. 001-13495) filed on November 9, 2012.

12.	Type of Reporting Person (See Instructions) IN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Cynthia V. Doggett

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 159,434

	6.	Shared Voting Power 1,717,260

	7.	Sole Dispositive Power 159,434

	8.	Shared Dispositive Power 2,283,927

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,443,361

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☒ See Item 4.

11.

Percent of Class Represented by Amount in Row (9)
16.8% based upon 14,503,874 shares of Common Stock reported issued and outstanding in the issuer’s quarterly report on Form 10-Q (File No. 001-13495) filed on November 9, 2012.

12.	Type of Reporting Person (See Instructions) IN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) The Evelyn C. MacDonald Family Trust for the benefit of Stewart G. MacDonald, Jr.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Massachusetts

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 566,667

	6.	Shared Voting Power

	7.	Sole Dispositive Power 566,667

	8.	Shared Dispositive Power

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 566,667

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☒ See Item 4.

11.

Percent of Class Represented by Amount in Row (9)
3.9% based upon 14,503,874 shares of Common Stock reported issued and outstanding in the issuer’s quarterly report on Form 10-Q (File No. 001-13495) filed on November 9, 2012.

12.	Type of Reporting Person (See Instructions) OO (Trust)

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) The Stewart G. MacDonald, Jr. 2011 Trust

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Massachusetts

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 626,608

	6.	Shared Voting Power

	7.	Sole Dispositive Power 626,608

	8.	Shared Dispositive Power

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 626,608

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☒ See Item 4.

11.

Percent of Class Represented by Amount in Row (9)
4.3% based upon 14,503,874 shares of Common Stock reported issued and outstanding in the issuer’s quarterly report on Form 10-Q (File No. 001-13495) filed on November 9, 2012.

12.	Type of Reporting Person (See Instructions) OO (Trust)

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) The New Century Trust

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Massachusetts

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 262,222

	6.	Shared Voting Power

	7.	Sole Dispositive Power 262,222

	8.	Shared Dispositive Power

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 262,222

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☒ See Item 4.

11.

Percent of Class Represented by Amount in Row (9)
1.8% based upon 14,503,874 shares of Common Stock reported issued and outstanding in the issuer’s quarterly report on Form 10-Q (File No. 001-13495) filed on November 9, 2012.

12.	Type of Reporting Person (See Instructions) OO (Trust)

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Chatham Viewpoints LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Massachusetts

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 100,000

	6.	Shared Voting Power

	7.	Sole Dispositive Power 100,000

	8.	Shared Dispositive Power

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 100,000

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☒ See Item 4.

11.

Percent of Class Represented by Amount in Row (9)
0.7% based upon 14,503,874 shares of Common Stock reported issued and outstanding in the issuer’s quarterly report on Form 10-Q (File No. 001-13495) filed on November 9, 2012.

12.	Type of Reporting Person (See Instructions) OO

Item 1.
	(a)	Name of Issuer Mac-Gray Corporation
	(b)	Address of Issuer’s Principal Executive Offices 404 Wyman Street, Suite 400 Waltham, Massachusetts 02451

Item 2.
(a)

Name of Person Filing
1.     Stewart Gray MacDonald, Jr.

2.     Cynthia V. Doggett (wife of Stewart Gray MacDonald, Jr.)

3.     The Evelyn C. MacDonald Family Trust for the benefit of Stewart G. MacDonald, Jr.

4.     The Stewart G. MacDonald, Jr. 2011 Trust

5.     The New Century Trust

6.     Chatham Viewpoints LLC

The persons enumerated in this Item 2(a) are sometimes hereinafter referred to individually as a “Reporting Person”

and collectively as the “Reporting Persons.” Pursuant to the filing of this Schedule 13G, the Reporting Persons have executed that certain Joint Filing Agreement attached as EXHIBIT B hereto.

	(b)	Address of Principal Business Office or, if none, Residence c/o Mac-Gray Corporation 404 Wyman Street, Suite 400 Waltham, Massachusetts 02451
	(c)	Citizenship Each Reporting Person who is an individual has United States citizenship. Each Reporting Person that is a trust is organized within the Commonwealth of Massachusetts.
	(d)	Title of Class of Securities Common Stock, $0.01 Par Value
	(e)	CUSIP Number 554153-10-6

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
Not Applicable

Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

A total of 14,503,874 shares of common stock, $0.01 par value (the “Common Stock”) of Mac-Gray Corporation (the “Company”) were reported in the Company’s quarterly report on Form 10-Q (File No. 001-13495) filed on November 9, 2012 as issued and outstanding as of the close of business on November 5, 2012. Statements describing the aggregate amounts of such Common Stock beneficially owned by each Reporting Person, and the number of such shares as to which such Reporting Person has (i) sole voting power, (ii) shared voting power, (iii) sole dispositive power, and (iv) shared dispositive power are made in the Tables listed in EXHIBIT A attached hereto. The percentage of the class of Common Stock represented by the aggregate amount of shares beneficially owned by each respective Reporting Person is as indicated on Item 9 of the cover page for each such Reporting Person included in this Schedule.

BACKGROUND INFORMATION FOR ITEM 4.

Each Reporting Person, either in its capacity as direct owner of Common Stock or as settlor, trustee or beneficiary (as the case may be) of certain trusts (described further below) that hold Common Stock, is subject to the terms of a stockholders’ agreement dated as of June 26, 1997 (the “Stockholders’ Agreement”) with respect to the shares of Common Stock held. The Stockholders’ Agreement is filed as Exhibit 10.2 to the Company’s Form S-1 Registration Statement, as amended, filed with the Securities and Exchange Commission (File No. 333- 33669), (the “Registration Statement”) pursuant to the Securities Act of 1933, as amended. The Stockholders' Agreement gives the parties thereto rights of first offer to purchase shares offered for sale by another stockholder who is a party thereto, as well as providing the Company with rights of second offer to purchase such shares. The Stockholders' Agreement also conveys certain demand and "piggy-back" registration rights to the parties thereto. Given the terms of the Stockholders’ Agreement, the Reporting Persons and the other persons party thereto might be deemed to constitute a “group” holding beneficial ownership of an aggregate total of approximately 31.0% of the Company’s Common Stock for purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended. However, each Reporting Person disclaims that such Person has agreed to act as a group with the other parties to the Stockholders’ Agreement (other than to the extent described in this statement) and such Person disclaims beneficial ownership of shares of Common Stock of the Company other than the amounts of shares reported for each respective Reporting Person in EXHIBIT A attached hereto.

The parties to the Stockholders' Agreement are the Company, Mr. Stewart G. MacDonald, Jr., Ms. Sandra E.  MacDonald, Mr. Daniel W. MacDonald, The Evelyn C. MacDonald Family Trust f/b/o Stewart G. MacDonald, Jr. (1), The Evelyn C. MacDonald Family Trust f/b/o Sandra E. MacDonald, The Evelyn C. MacDonald Family Trust f/b/o of Daniel W.  MacDonald, The Stewart G. MacDonald, Jr. 2011 Trust (2), The Daniel W. MacDonald Revocable Living Trust, the New Century Trust (3), The Whitney E. MacDonald GST Trust-1997, The Jonathan S. MacDonald GST Trust-1997, The Robert C. MacDonald GST Trust-1997, The Whitney E. MacDonald Gift Trust, The Jonathan S. MacDonald Gift Trust, The Robert C. MacDonald Gift Trust, Cynthia V. Doggett, the Richard G. MacDonald 2004 GST Non-Exempt Irrevocable Trust dated April 23, 2004, the Richard G. MacDonald 2004 GST Exempt Irrevocable Trust dated April 23, 2004, Chatham Viewpoints LLC (4) and certain other stockholders party thereto (who hold in aggregate a de minimis fraction of the issued and outstanding Common Stock).

FOOTNOTES TO ITEM 4:

(1)           The trustees for The Evelyn C. MacDonald Family Trust f/b/o Stewart G. MacDonald, Jr. (the “SGM Trust”) are R. Robert Woodburn, Jr., Peter C. Bennett (collectively, the “Independent Trustees”) and Stewart G. MacDonald, Jr., who is also the sole beneficiary of the SGM Trust. Only the Independent Trustees exercise and share voting power over the shares of Common Stock held by the SGM Trust. Each of the Independent Trustees and Stewart G. MacDonald, Jr. share power to dispose of the shares held by the SGM Trust.

(2)           The trustees for The Stewart G. MacDonald, Jr. 2011 Trust (the “SGM 2011 Trust”) are Stewart G. MacDonald, Jr. and Cynthia V. Doggett. The trustees share voting and dispositive power with respect to the shares of Common Stock held by the SGM 2011 Trust. Stewart G. MacDonald, Jr. is the sole beneficiary of the SGM 2011 Trust.

(3)           The trustees of the New Century Trust are Cynthia V. Doggett and Gilbert M. Roddy, Jr. The beneficiaries of the New Century Trust are minor issue of Stewart G. MacDonald, Jr. and have no rights or power to vote or dispose of the shares of Common Stock held by the New Century Trust. The settlor of the New Century Trust is Stewart G. MacDonald, Jr., who retains the right to replace shares of Common Stock held by the New Century Trust with property of equivalent value.

(4)           The Members of Chatham Viewpoints LLC are Stewart G. MacDonald, Jr. and Cynthia V. Doggett.  The Manager of Chatham Viewpoints LLC is Charles E. Clapp, III and the Administrative Manager is Cynthia V. Doggett, who share voting and dispositive powers with respect to the shares of Common Stock held by Chatham Viewpoints LLC.

Item 5.	Ownership of Five Percent or Less of a Class
Not Applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not Applicable

Item 8.	Identification and Classification of Members of the Group
Not Applicable

Item 9.	Notice of Dissolution of Group
Not Applicable

Item 10.	Certification
Not Applicable

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2013

By:	/s/ Stewart G. MacDonald, Jr.

Stewart G. MacDonald, Jr., individually and as
Trustee of the Evelyn C. MacDonald Family Trust
f/b/o Stewart G. MacDonald, Jr. and as Trustee of
the Stewart G. MacDonald, Jr. 2011 Trust and as
Settlor of the New Century Trust

By:	/s/ Cynthia V. Doggett
Cynthia V. Doggett, individually and as Trustee of the New Century Trust and as Trustee of the Stewart
G. MacDonald, Jr. 2011 Trust and as Administrative Manager of Chatham Viewpoints LLC

By:	/s/ Gilbert M. Roddy, Jr.
Gilbert M. Roddy, Jr., as Trustee of the New Century
Trust

EXHIBIT A

NAME:  Stewart Gray MacDonald, Jr.

	COMMON STOCK	FORM OF BENEFICIAL OWNERSHIP	BENEFICIAL OWNERSHIP DISCLAIMED
Sole Voting Power	580,108	Direct	NO
Total Sole Voting Power	580,108
Shared Voting Power	626,608	By the Stewart G. MacDonald, Jr. 2011 Trust as co-trustee and beneficiary	NO
	262,222	By the New Century Trust as settlor with right to replace trust shares with property of equivalent value	YES
	100,000	By Chatham Viewpoints LLC as Member	YES
	159,434	By Cynthia V. Doggett, wife of the Reporting Person	YES
	148,322	By the minor children of the Reporting Person	YES
Total Shared Voting Power	1,296,586
Sole Dispositive Power	580,108	Direct	NO
Total Sole Dispositive Power	580,108
Shared Dispositive Power	566,667	By the Evelyn C. MacDonald Family Trust f/b/o Stewart G. MacDonald, Jr. as co-trustee and beneficiary	NO
	626,608	By the Stewart G. MacDonald, Jr. 2011 Trust as co-trustee and beneficiary	NO
	262,222	By the New Century Trust as settlor with right to replace trust shares with property of equivalent value	YES
	100,000	By Chatham Viewpoints LLC as Member	YES
	159,434	By Cynthia V. Doggett, wife of the Reporting Person	YES
	148,322	By the minor children of the Reporting Person	YES
Total Shared Dispositive Power	1,863,253
		Aggregated Beneficial Ownership:	2,443,361

NAME:  Cynthia V. Doggett

	COMMON STOCK	FORM OF BENEFICIAL OWNERSHIP	BENEFICIAL OWNERSHIP DISCLAIMED
Sole Voting Power	159,434	Direct	NO
Total Sole Voting Power	159,434

Shared Voting Power	580,108	By Stewart G. MacDonald, Jr., the husband of the Reporting Person	YES
	626,608	By the Stewart G. MacDonald, Jr. 2011 Trust as co-trustee with Stewart G. MacDonald, Jr.	YES
	262,222	By the New Century Trust as co-trustee with Gilbert M. Roddy, Jr.	YES
	100,000	By Chatham Viewpoints LLC as Member and Administrative Manager
	148,322	By the minor children of the Reporting Person	YES
Total Shared Voting Power	1,717,260

Sole Dispositive Power	159,434	Direct	NO
Total Sole Dispositive Power	159,434

Shared Dispositive Power	580,108	By Stewart G. MacDonald, Jr., husband of the Reporting Person	YES
	626,608	By the Stewart G. MacDonald, Jr. 2011 Trust as co-trustee with Stewart G. MacDonald, Jr.	YES
	262,222	By the New Century Trust as co-trustee with Gilbert M. Roddy, Jr.	YES
	100,000	By Chatham Viewpoints LLC as Member and Administrative Manager
	566,667	By the Evelyn C. MacDonald Family Trust f/b/o Stewart G. MacDonald, Jr., spouse of the beneficiary
	148,322	By the minor children of the Reporting Person	YES
Total Shared Dispositive Power	2,283,927
		Aggregate Beneficial Ownership:	2,443,361

NAME:  The Evelyn C. MacDonald Family Trust for the benefit of Stewart G. MacDonald, Jr.

	COMMON STOCK	FORM OF BENEFICIAL OWNERSHIP	BENEFICIAL OWNERSHIP DISCLAIMED
Sole Voting Power	566,667	Direct	NO
Total Sole Voting Power	566,667
Shared Voting Power
Total Shared Voting Power
Sole Dispositive Power	566,667	Direct	NO
Total Sole Dispositive Power	566,667
Shared Dispositive Power
Total Shared Dispositive Power
		Aggregated Beneficial Ownership:	566,667

NAME:  The Stewart G. MacDonald, Jr. 2011 Trust

	COMMON STOCK	FORM OF BENEFICIAL OWNERSHIP	BENEFICIAL OWNERSHIP DISCLAIMED
Sole Voting Power	626,608		NO
Total Sole Voting Power	626,608
Shared Voting Power
Total Shared Voting Power
Sole Dispositive Power	626,608		NO
Total Sole Dispositive Power	626,608
Shared Dispositive Power
Total Shared Dispositive Power
		Aggregated Beneficial Ownership:	626,608

NAME:  The New Century Trust

	COMMON STOCK	FORM OF BENEFICIAL OWNERSHIP	BENEFICIAL OWNERSHIP DISCLAIMED
Sole Voting Power	262,222		NO
Total Sole Voting Power	262,222
Shared Voting Power
Total Shared Voting Power
Sole Dispositive Power	262,222		NO
Total Sole Dispositive Power	262,222
Shared Dispositive Power
Total Shared Dispositive Power
		Aggregated Beneficial Ownership:	262,222

NAME:  Chatham Viewpoints LLC

	COMMON STOCK	FORM OF BENEFICIAL OWNERSHIP	BENEFICIAL OWNERSHIP DISCLAIMED
Sole Voting Power	100,000		NO
Total Sole Voting Power	100,000
Shared Voting Power
Total Shared Voting Power
Sole Dispositive Power	100,000		NO
Total Sole Dispositive Power	100,000
Shared Dispositive Power
Total Shared Dispositive Power
		Aggregated Beneficial Ownership:	100,000

EXHIBIT B

JOINT FILING AGREEMENT

This will confirm the agreement by Stewart Gray MacDonald, Jr., Cynthia V. Doggett, The Evelyn C. MacDonald Family Trust for the benefit of Stewart G. MacDonald, Jr., The Stewart G. MacDonald, Jr. 2011 Trust, the New Century Trust and Chatham Viewpoints LLC (collectively, the “Reporting Persons”) in connection with that certain Amendment No. 13 to Schedule 13G to be filed on or about February 14, 2013, with respect to the common stock, par value $0.01 per share (the “Common Stock”), of Mac-Gray Corporation (the “Company”) pertaining to the beneficial ownership by the Reporting Persons of shares of such Common Stock (the “Schedule 13G”). The undersigned hereby agree with respect to such filing on Schedule 13G as follows:

(i) No Reporting Person nor any representative of any Reporting Person makes any representation with respect to, nor bears any responsibility for, any of the information set forth with respect to any other “person” who or which is or becomes a party to or a member of any “group” (as such terms are defined and used in Section 13(g) of the Securities Exchange Act of 1934, as amended, and Regulation 13D-G promulgated thereunder) for whom or which information is included in such Schedule 13G.

(ii) Subject to paragraph (i) above, the undersigned hereby confirm the agreement by and among each of them that the Schedule 13G is being filed on behalf of each of the parties named below.

This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

Dated: February 14, 2013

/s/ Stewart G. MacDonald, Jr.
Stewart G. MacDonald, Jr., individually and as
Trustee of the Evelyn C. MacDonald Family Trust
f/b/o Stewart G. MacDonald, Jr. and as Trustee of
the Stewart G. MacDonald, Jr. 2011 Trust and as
Settlor of the New Century Trust

/s/ Cynthia V. Doggett
Cynthia V. Doggett, individually and as Trustee of
the New Century Trust and as Trustee of the Stewart
G. MacDonald, Jr. 2011 Trust and as Administrative Manager of Chatham Viewpoints LLC

/s/ Gilbert M. Roddy, Jr.
Gilbert M. Roddy, Jr., as Trustee of the New Century
Trust